Mail Stop 4561

April 10, 2006

Robert S. Rosenschein
Chief Executive Officer, President and Chairman
Answers Corporation
Jerusalem Technology Park
The Tower
Jerusalem, Israel 91481

>   **Re: Answers Corporation**
>   **Amendment No. 1 to Registration Statement on Form S-3**
>   **Filed March 21, 2006**
>   **File No. 333-131108**
>
>   **Form 10-KSB for the fiscal year ended December 31, 2005**
>   **File No. 1-32255**

Dear Mr. Rosenschein:

We have limited our reviewed of your amended registration statement and the abovementioned Form 10-KSB to the matters addressed in the comments below. Please respond to our comments on your periodic filings within 10 days of the date of this letter. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-3/A

Prospectus Cover Page

1.   Please move the first paragraph, which references prior registration statements and provides detailed information about the shares offered for resale, so that it is presented as a footnote to the fee table. Detailed information of this nature should not be presented on the cover page of the prospectus. Also, delete the remaining portions of the first sentence of the second paragraph, beginning with the phrase "other than the exercise price, if any . . .", because the filing concerns the registration of resales of

shares and investors should understand that all of the proceeds of shares they purchase in the offering to be made by the prospectus will accrue to the selling shareholders.

Selling Stockholders, page 11

2.   Footnote 16 to your Selling Stockholder table indicates that you are registering 13,334 shares, rather than 12,733 shares as stated, for the account of this stockholder. It appears that the footnote should be revised to state that 6,066 shares underlying Reload Warrants are being registered. Please revise or advise.

3.   Please refer to prior comment 7 from our letter dated February 13, 2006. Your response states that you have described all material terms of the issuance transactions through which each selling stockholder received the shares being offered for their account. Please revise to provide a description of the material terms of issuance of the $5,000,000 in convertible promissory notes (as the shares to be issued upon conversion of such notes is being registered herein), the consulting agreements with Barretto Pacific and Rivington Investments, and the acquisition of Brainboost.

Part II

Signatures, page II-4

4.   Please refer to prior comment 12 from our letter dated February 13, 2006. We note your response that Mr. Steinberg is the principal financial officer. However, the Instructions to Form S-3 also require the signature of the person signing the registration statement in the capacity of your controller or principal accounting officer, or person performing similar functions. Please revise.

Exhibit 5.1

5.   Please confirm that you concur with our understanding that the reference and limitation to "General Corporation law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

6.   We note counsel's limitation that members of its firm are admitted to the bar in the State of New York. We will accept an opinion of counsel on a jurisdiction in which counsel is not admitted to practice so long as the opinion is not qualified as to jurisdiction. In this regard, counsel should revise the opinion to delete any reference to its members being admitted in New York.

7.   We also note counsel's limitation that the opinions expressed are "based on laws in effect on the date hereof, which laws are subject to change with possible retroactive

effect." Please note that your legal opinion must speak as of a date relatively close to the date of desired effectiveness. Since the opinion includes this limitation, please provide an updated opinion prior to requesting effectiveness of this registration statement.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Item 8A Controls and Procedures, page 33

8. Please refer to prior comment 14 from our letter dated February 13, 2006. We note from your response that you agreed to take our prior comment into consideration in preparation of future Item 308(c) disclosure. However, your disclosure states that there was "no significant change in [y]our internal controls over financial reporting that could significantly affect internal controls during the three months ended December 31, 2005." Revise to state if there were <u>any</u> changes in your internal control over financial reporting that occurred during the quarter ended December 31, 20045 that <u>materially</u> affected, <u>or are reasonably likely to materially affect</u>, your internal control over financial reporting.

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As appropriate, please amend your registration statement in response to these comments. Please respond to our comments on your periodic filings within 10 days of the date of this letter. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: <u>Via Facsimile (212) 930-9725</u>
        Jeffery J. Fessler, Esq.

Robert S. Rosenschein
Answers Corporation
April 10, 2006
Page 4

Sichenzia Ross Friedman Ference LLP
Telephone: (212) 930-9700